Brown Advisory Funds
901 South Bond Street, Suite 400
Baltimore, Maryland 21231

July 2, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Brown Advisory Funds (the “Trust”)
File Nos.: 333-181202 and 811-22708

Dear Ms. Browning:

We are responding to the additional comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “SEC”), with respect to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A relating to the Trust’s initial two series, Brown Advisory Winslow Sustainability Fund and Brown Advisory Tax Exempt Bond Fund (each a “Fund” and collectively the “Funds”).  These comments were provided by you and Richard Pfordte to Stephen Cohen and Patrick Turley of Dechert LLP via telephone on June 29, 2012. Each of the Staff’s comments relating to the Funds have been addressed as indicated below and, as discussed, changes to the disclosure will be reflected in a filing made pursuant to Rule 497 under the Securities Act of 1933, as amended.  For your convenience, the comments have been reproduced with responses following each comment.

1.           Staff Comment: Please confirm that interest expenses should not be reflected in each Fund’s Fee Table because the Funds do not intend to use leverage.  In addition, please replace the term “leverage interest” with “interest” in Footnote 2 to each Fund’s Fee Table.

Response: The Trust confirms that interest expenses should not be reflected in the Funds’ Fee Tables, because interest expenses are not currently expected to be incurred during the Funds’ first fiscal year.  In response to the comment, the Trust has replaced the term “leverage interest” with “interest” in Footnote 2 to each Fund’s Fee Table.

2.           Staff Comment: In the “Principal Investment Strategies” section for the Brown Advisory Tax Exempt Bond Fund, please confirm whether the Fund will either invest or hold at least 80% of its total assets in investment grade municipal debt securities.

Response: The Trust has revised the disclosure to indicate that the Brown Advisory Tax Exempt Bond Fund will hold at least 80% of its total assets in investment grade municipal debt securities.

3.           Staff Comment: In the “Principal Investment Strategies” section for the Brown Advisory Tax Exempt Bond Fund, please insert the word “fully” before “subject” in the sentence: “The Fund may invest up to 20% of its assets in securities that may subject shareholders to Federal income tax, including the AMT.”

Response: The Trust has revised the disclosure accordingly.

4.           Staff Comment: In the “Your Account – Account and Transaction Policies – Right to Reject Purchases” section of the Prospectus, either provide further disclosure regarding the right to restrict purchase orders or remove the word “restrict”.

Response: The Trust has revised the disclosure accordingly.

5.           Staff Comment: In the Statement of Additional Information (“SAI”), please disclose the minimum quality of the municipal bonds in which the Brown Advisory Tax Exempt Bond Fund may invest.

Response: The Trust has revised the SAI to indicate that the Brown Advisory Tax Exempt Bond Fund will not invest in municipal securities rated “B” or lower by Moody’s or an equivalent rating by S&P at the time of purchase.

6.           Staff Comment: The SEC has taken the position that only a tax exempt fund may exclude investments in tax-exempt securities issued by the states, territories or possessions of the United States (“municipal securities”) for purposes of its concentration policy.  Therefore, please revise the Funds’ concentration policy to remove the exclusion for municipal securities with respect to the Brown Advisory Winslow Sustainability Fund.

Response: The Trust has revised the disclosure accordingly.

7.           Staff Comment: Under the “Illiquid and Restricted Securities” section in the SAI, please change the word “may” to “will” in front of the word “reduce” in the sentence: “If securities that were liquid at the time of purchase subsequently become illiquid and result in a Fund holding illiquid securities in excess of 15% of its net assets, the Fund will no longer purchase additional illiquid securities and may reduce its holdings of illiquid securities in an orderly manner, but it is not required to dispose of illiquid holdings immediately if it is not in the interest of the Fund.”

Response: The Trust has revised the disclosure accordingly.

8.           Staff Comment: Under the “Repurchase Agreements” section in the SAI, please state that the Brown Advisory Tax Exempt Bond Fund may lend up to 5% of its assets through repurchase agreements.

Response: The Trust has revised the disclosure accordingly.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Patrick Turley at (202) 261-3364 or me at (414) 765-5366.

Very truly yours,

BROWN ADVISORY FUNDS

/s/ Edward Paz
Edward Paz
Secretary

cc:           Tyler Mills, Brown Advisory Funds
Patrick W.D. Turley, Dechert LLP